UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(i) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. _____)

TRI-S SECURITY CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

10% Convertible Promissory Notes Due 2008

(Title of Class of Securities)

895578102

(CUSIP Number of Class of Securities (Underlying Common Stock))

Nicolas V. Chater

Chief Financial Officer

Tri-S Security Corporation

Royal Centre One

11675 Great Oaks Way, Suite 120

Alpharetta, Georgia 30022

(678) 808-1540

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

with copies to:

Steven E. Fox, Esq.

Lori A. Gelchion, Esq.

Rogers & Hardin LLP

2700 International Tower,

229 Peachtree Street, NE

Atlanta, Georgia 30303

(404) 522-4700

CALCULATION OF FILING FEE

Transaction Value[1]	Amount of Filing Fee
Not Applicable	Not Applicable

1 No filing fee is required because the filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided in Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable Filing Party: Not applicable

Form or Registration No.: Not applicable Date Filed: Not applicable

☒	Check the appropriate box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Explanatory Note

This Tender Offer Statement on Schedule TO relates to a possible tender offer by Tri-S Security Corporation, a Georgia corporation (the “Company”), for all or a portion of its outstanding 10% Convertible Promissory Notes Due 2008. Portions of the Company’s August 13, 2008 earnings call relate to the possible tender offer. Such portions are set forth below.

THIS CURRENT REPORT ON FORM 8-K IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO PURCHASE, A SOLICITATION OF AN OFFER TO PURCHASE, OR A SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE TENDER OFFER MAY BE MADE ONLY PURSUANT TO THE TERMS OF AN OFFER TO EXCHANGE, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER MATERIALS. THE COMPANY INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION A SCHEDULE TO, INCLUDING AN OFFER TO EXCHANGE AND LETTER OF TRANSMITTAL, DESCRIBING THE TENDER OFFER. HOLDERS OF THE COMPANY’S 10% CONVERTIBLE PROMISSORY NOTES DUE 2008 ARE ENCOURAGED TO READ THE SCHEDULE TO AND ITS EXHIBITS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. WHEN FILED, THE SCHEDULE TO AND RELATED TENDER OFFER MATERIALS WILL BE AVAILABLE FREE OF CHARGE AT THE WEBSITE OF THE SECURITIES AND EXCHANGE COMMISSION – WWW.SEC.GOV. IN ADDITION, WHEN FILED, THE COMPANY WILL PROVIDE COPIES OF THE SCHEDULE TO AND RELATED TENDER OFFER MATERIALS FREE OF CHARGE TO HOLDERS OF ITS 10% CONVERTIBLE PROMISSORY NOTES DUE 2008.

***

Ronald Farrell (Tri-S Security Corporation – Chief Executive Officer):

… To this end, we intend to offer to exchange our 10 % Convertible Promissory Notes due 2008 for shares of our common stock or new convertible promissory notes due in 2011, plus, in each case, warrants to purchase our common stock.

We expect to commence the offer as soon as practical. The offer will be made only to our existing note holders and will be subject to terms and conditions to be described in appropriate documents, which we will file with the Securities and Exchange Commission on the date the offer is commenced. We expect to file within the next few days. …